INTERIM REPORT

Financial Highlights
Q2 June 30, 2003	Three months ended June 30 (thousands of CDN$ except per share amounts)	2003	2002
	Revenue	$ 2,396	$ 3,194
	Gross margin	2,201	2,622
	Net loss from continuing operations	(2,118)	(4,287)
	Per share - basic and diluted	(0.06)	(0.11)
	Net loss	(2,118)	(7,061)
	Per share - basic and diluted	$ (0.06)	$ (0.19)
	Outstanding shares, weighted average	38,197,409	37,742,177
	Outstanding shares, end of period	39,281,821	37,893,350

	All dollar amounts are in Canadian dollars and in accordance with generally accepted accounting principles in Canada. This information should be read in conjunction with the Company's financial statements and notes.

Report to Shareholders

We had several reasons to be optimistic as we entered the second quarter of 2003. We had just finished our best quarter ever, one in which our top-line revenue had nearly doubled compared to the year earlier period, our net loss had been reduced significantly and eZiText implementations were on a rapid pace. During the second quarter, however, the Severe Acute Respiratory Syndrome (SARS) epidemic swept through large parts of Asia, affecting consumer spending in that part of the world on an unprecedented basis. SARS, as well as general handset oversupply issues in China and elsewhere in Asia, disrupted our momentum, but we are pleased to report that a close look at our second quarter results shows that we still managed to make progress toward our goals of building our business and achieving sustained profitability.

We increased revenues in our core Zi Technology business over the second quarter of 2002, made significant cost reductions compared to last year's second quarter by focusing on efficiency and continuing to streamline our operations and took new steps to expand our base of alliances with customers and strategic partners.

SARS affected us by significantly reducing the purchases of mobile handsets from many of our largest customers, which directly impacted our license fee revenues. But our results show that revenues from our core Zi Technology business in this year's second quarter and first six months increased 11 percent and 52 percent, respectively, to $2.3 million and $5.9 million, compared to revenues of $2.0 million and $3.9 million for the respective 2002 periods. We believe that the affects of the SARS situation, which exacerbated the handset oversupply condition, are short-term issues that are reversible.

Company wide, total revenues for this year's second quarter and first six months were $2.4 million and $6.2 million, respectively. This compares to total company wide revenue of $3.2 million and $5.3 million in the second quarter and first six months of last year, which included $1.1 million and $1.4 million, respectively, from our e-Learning segment with the Magic Lantern operation, which was sold in November of last year. Excluding Magic Lantern, total revenues in the 2002 second quarter and first six months would have been $2.2 million and $4.2 million, respectively.

The net loss for the 2003 second quarter was reduced to $2.1 million, or a loss per share of $0.06, from a net loss of $7.1 million, or a loss per share of $0.19, for the 2002 second quarter. For the first six months of 2003, the net loss declined sharply to $3.8 million, or a loss per share of $0.10, from a net loss of $12.7 million, or a loss per share of $0.34, for the comparable year-earlier period. Gross margin as a percentage of revenue in this year's second quarter was 92 percent compared to 82 percent in the second quarter of the prior year, with the year-to-year increase due to higher license fee revenues, which carry a greater gross margin than revenues from the Company's e-Learning operations.

We are pleased to report that the Company also made significant operating and marketing progress during the 2003 second quarter, adding seven new original equipment manufacturers (OEMs) and original design manufacturers (ODMs) to our growing global network of strategic alliances. We did this by expanding into the rapidly growing Chinese Handyphone System (PHS) market with two dominant market leaders, UTStarcom and Fujitsu I-Network Systems. And, we continue to expand our penetration in the mobile phone space with new European and Asian manufacturers such as Vitelcom and Samyang. We also continue to make strides into the North American market with handset introductions with leading innovators such as Samsung and Kyocera. We believe these successes bode well for Zi's overall posture in the global market and this positions the Company with strong market traction with Chinese OEMs and ODMs who are rapidly expanding their market share within China.

The implementations of eZiText, our user-friendly predictive text input technology, continued to move forward in the second quarter. Our current OEM and ODM customers released a total of 39 new handset models embedded with eZiText during the quarter, bringing the total handset models released as of quarter end to 288, more than doubling the total of 110 released as of the second quarter ended 2002. As of the end of the second quarter, we had signed a total of 79 licensees, compared to 58 licensees at quarter end of 2002. And during the second quarter, the Company earned royalty payments from 32 eZiText licensees, up from 21 in the second quarter of 2002.

Our focus on efficiency and cost containment resulted in continued streamlining in just about every area of the Company, and we ended the 2003 second quarter with significant year-over-year improvements in our cost structure. Selling, general and administrative expense were reduced by 33 percent; litigation and legal costs declined 79 percent; product research and development expense dropped by 47 percent, due to the substantial completion of the development of our eZiText product; and depreciation and amortization expense was down 37 percent reflecting lower levels of unamortized software development costs.

We also completed a private placement in mid June of this year that raised US$2 million, which was used to pay off $1.94 million of secured debt. With that financing now behind us, our fundraising focus is on meeting the remaining capital requirements for 2003, which we believe will be met.

Subsequent to the end of the second quarter of 2003, the Company announced on July 25, 2003, the appointment of Michael D. Donnell, the former Chief Executive Officer of Cellular One of San Francisco, as President and Chief Operating Officer. At Zi, Mr. Donnell's immediate strategic focus will be on continuing the growth of the Company's global customer base, increasing the adoption of its technology and broadening the range of its telecommunications products and services.

Mr. Donnell has spent more than 18 years in senior management in the wireless industry. In 1999 and 2000, Mr. Donnell was CEO of Cellular One of San Francisco. He completed his assignment at Cellular One upon successful conclusion of its merger with AT&T.

Looking forward, Zi has several significant near term market opportunities:

•	The first is Chinese market share expansion as China remains the largest and fastest growing market in the world for wireless.
•	The next is expansion into other major markets around the world with recent product improvements.
•	Looking out a little further, we are ideally positioned to leverage our distribution channel with new products that enable Zi technologies to be applied across the handset as well as integrated into a network, expanding our market reach to wireless carriers.

In summary, our core Zi Technology business is in good shape and improving in spite of some unfortunate events in China that have caused a fluctuation in demand, including the channel loading and SARS epidemic. We are aggressively expanding into Europe, North America, Latin American and the rest of Asia while also expanding into new product opportunities that make the future very interesting and promising for Zi and its shareholders. We would like to thank you for your past and continued support and look forward to communicating with you again when we report our results for the third quarter of this year.

August 20, 2003

This Q2 2003 Interim Report to Shareholders contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause our actual results, performance, achievements or developments to differ materially from the anticipated results, performance or achievements expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from anticipated results include risks and uncertainties detailed in the Company's annual reports on Form 20-F filed with the Securities and Exchange Commission. We disclaim any intention or obligation to update or revise any forward-looking statement.

Management's Discussion & Analysis of Financial Conditions & Results of Operations

This management's discussion & analysis of financial condition and results of operations ("MD&A") should be read in conjunction with the MD&A included in the Zi Corporation 2002 annual report. All figures are expressed in Canadian dollars unless otherwise stated.

Zi Corporation (the "Company" or "Zi") develops intelligent interface solutions to enhance the usability of mobile and consumer electronic devices. The Company's embedded software products make electronic devices such as mobile phones, personal digital assistants and television set-top boxes easier to use in 41 unique language databases. The Company's core technology product, eZiText®, and the Company's new input mode, eZiTap™, are predictive text input solutions that permit easy input of letters on small form factor devices that have limited keypads (such as a mobile phone). The Company's products predictively complete words and automatically learn new user created personal language. By predictively offering word candidates as text is being entered, eZiText and eZiTap significantly increase the ease, speed and accuracy of text input on electronic devices for applications such as short messaging, e-mail, e-commerce and Web browsing.

At June 30, 2003, Zi had 79 license agreements signed. Zi's eZiText and eZiTap customers are predominately original equipment manufacturers (OEMs) and original design manufacturers (ODMs) and include licensees such as Sony Ericsson, Samsung, Alcatel, Kyocera, LG Electronics, Ningo Bird, Konka, TCL and DBTel. Substantially all of the eZiText-enabled devices have been sold in the Asian markets where the use of ideographic languages makes eZiText an especially valuable technology feature on devices.

eZiNet™, Zi's new data indexing and retrieval solution, is being developed to create an intelligent link between the client and the network to reduce the number of key strokes required to access any type of data regardless of where the information is stored on the device, network or even a personal computer. eZiNet is designed to make mobile applications easier and more personal to use. It presents only relevant information to a user based on where the user is and what the user is doing, such as while in messaging, mobile browsing or conducting e-commerce. A user can own a device that learns from their behaviour and patterns, rather than having to learn the way of the device - enabling easy access to their relevant information quickly.

In addition to its core Zi Technology business, Zi's e-Learning investments include its wholly owned subsidiary, Oztime and a 45 percent equity interest in the American Stock Exchange listed Magic Lantern Group, Inc. ("Magic Lantern"). Oztime is a leading e-Learning provider in China, combining technology, content and customer service for Chinese organizations, enterprises and individuals. Magic Lantern is a Canadian based provider of educational video content.

Three months ended June 30, 2003 compared to June 30, 2002

Revenue
 Revenue from the Company's core Zi Technology business segment increased 11 percent to $2.3 million in the second quarter ended June 30, 2003 compared to the same period a year earlier. Compared to the three months ended March 31, 2003, Zi Technology revenue declined 38 percent. The principal reason for the revenue decline from first quarter to second quarter in the same year and limited growth year over year was the Severe Acute Respiratory Syndrome ("SARS") epidemic that affected large parts of Asia, affecting consumer spending on an unprecedented basis.

Total revenue from all segments for the three months ended June 30, 2003 was $2.4 million, a decrease of $0.8 million over second quarter revenue a year earlier. Included in revenue in the prior year's period was $1 million from the Magic Lantern Communications Ltd. ("MLC") operations that has since been divested.

In this quarter, the Company earned royalties from 32 eZiText licensees compared to 21 in the same period a year earlier. In the three months ended June 30, 2003, 39 new handset models embedded with eZiText were released by OEMs and ODMs into the market, bringing the total as of that date to 288 compared to 110 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.1 million for the quarter, a decrease of $1.0 million over the same period in 2002, reflecting, primarily, the divestiture of MLC.

Gross margin on revenue was $2.2 million for the second quarter of 2003, a decrease of 16 percent over last year's level of $2.6 million.

Gross margin this quarter is 92 percent of revenue compared to 82 percent in the second quarter of the prior year. The increase in gross margin as a percentage of revenue is attributable to an increase in license fees, which have higher gross margin than fees earned as a result of e-Learning operations.

Operating costs and expenses
 Selling, general and administrative expense ("SG&A") in the three months ended June 30, 2003 decreased by $1.3 million to $2.7 million compared to $4.1 million in the three months ended June 30, 2002. The decrease is comprised principally of a 37 percent reduction in Oztime related SG&A and the absence of MLC SG&A as a result of its sale. Litigation and legal costs have decreased from $1.2 million to $0.3 million period to period and reflect legal defense costs that were incurred in the prior year's period, as discussed in note 10 "Contingent Liability" in the Company's June 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.5 million, year over year, to $0.6 million reflecting the substantial completion of development on the Company's eZiText offering. Depreciation and amortization decreased by $0.3 million in the second quarter of 2003 compared to the same period a year earlier reflecting lower levels of unamortized software development costs.

For the second quarter of 2003, other interest expense includes interest on notes payable of US$3.24 million until its refinancing on May 7, 2003, and US$1.94 million until June 20, 2003 after which time the note was repaid.

Net loss from continuing operations was $2.1 million for the three month period ended June 30, 2003 compared to $4.3 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.2 million operating loss from the Zi Technology business segment; $0.4 million loss from the e-Learning business segment; and $1.6 million loss for other corporate costs including public company operating costs and debt financing costs.

For the three months ended June 30, 2002, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently divested of in the fourth quarter of 2002.

Net loss was $2.1 million in the three months ended June 30, 2003 compared to $7.1 million for the same period a year earlier. The principal reasons for the improvement were no corresponding loss from discontinued operations and reduced SG&A, litigation and product research and development expense from levels reported for the same period in 2002.

Liquidity and capital resources
 At June 30, 2003, the Company held $2.1 million in cash and cash equivalents. Cash flow applied to operations was $1.1 million for the three months ended June 30, 2003 and $2.5 million for the same period in 2002. The decrease of $1.4 million in cash applied to operations represents, principally, decreased revenue of $0.8 million, decreased SG&A of $1.3 million, decreased litigation and legal expense of $0.9 million and decreased product research and development expense of $0.5 million offset by increased other interest expense of $0.3 million.

The Zi Technology business segment that offers the eZiText product operated at a small loss while maintaining a modest level of investment in future technology initiatives. Generally, the improvement in cash utilization in 2003 is the result of the divestiture of MLC and Zi Services in 2002.

Six months ended June 30, 2003 compared to June 30, 2002

Revenue
 Revenue from the Company's core Zi Technology business segment increased 52 percent to $5.9 million for the six months ended June 30, 2003. Total revenue from all segments for the six months ended June 30, 2003 was $6.2 million, an increase of $0.8 million over the same period revenue a year earlier.

For the six months ended June 30, 2003, the Company earned royalties from 32 eZiText licensees compared to 21 in the same period a year earlier. In the six months ended June 30, 2003, 72 new handset models embedded with eZiText were released into the market, bringing the total as of that date to 288 compared to 110 a year earlier.

Revenue from e-Learning, included in other product revenue, was $0.3 million for the six months ended June 30, 2003, a decrease of $1.2 million over the same period in 2002, reflecting primarily, the divestiture of MLC. Other product revenue for the six months ended June 30, 2003 was revenue substantially from Oztime.

Gross margin on revenue was $5.9 million for the first six months ended June 30, 2003, an increase of 26 percent over the same period of last year's level of $4.6 million. Gross margin this quarter is

95 percent of revenue compared to 87 percent for the same period of the prior year. The increase in gross margin as a percentage of revenue is attributable to an increase in license fees, which have a higher gross margin than fees earned as a result of e-Learning operations.

Operating costs and expenses
 SG&A in the six months ended June 30, 2003 decreased $1.8 million to $5.9 million compared to $7.7 million in the six months ended June 30, 2002. The decrease is comprised principally of a 58 percent reduction in Oztime related SG&A and the absence of MLC following its sale. Litigation and legal costs have decreased from $1.6 million to $0.4 million compared to the same period in 2002. The 2002 legal and litigation costs reflect legal defense costs that were incurred in the prior year's period, as discussed in note 10 "Contingent Liability" in the Company's June 30, 2003 interim consolidated financial statements. Product research and development expense decreased by $0.9 million year over year to $1.4 million reflecting the substantial completion of development on the Company's eZiText offering.

Depreciation and amortization decreased by $0.9 million in the six months ended June 30, 2003 compared to the same period a year earlier. The decrease in depreciation and amortization reflects the lower levels of unamortized software development costs.

For the six months ended June 30, 2003, other interest expense from continuing operations includes interest on notes payable of US$3.24 million until its refinancing on May 7, 2003 and US$1.94 million until June 20, 2003 after which the note was repaid.

Net loss from continuing operations was $3.8 million for the six months ended June 20, 2003 compared to $8.7 million a year earlier. The net loss from continuing operations in the current period, excluding the effects of foreign exchange, includes: $0.2 million operating profit from the Zi Technology business segment; $0.8 million loss from the e-Learning business segment; and $3.2 million loss for other corporate costs including public company operating costs and debt financing costs.

For the six months ended June 30, 2003, the loss from discontinued operations includes results of operations related to the Company's Zi Services business segment, which was subsequently divested of in the fourth quarter of 2002.

Net loss was $3.8 million compared to $12.7 million for the same period a year earlier. The principal reasons for the improvement were no corresponding loss from discontinued operations and reduced SG&A, litigation and product research and development expense from levels reported for the same period in 2002.

Liquidity and capital resources
 At June 30, 2003, the Company held $2.1 million in cash and cash equivalents. Cash flow applied to operations was $2.0 million for the first six months ended June 30, 2003 and $7.1 million for the same period in 2002. The decrease of $5.1 million in cash applied to operations represents, principally, increased revenue of $0.8 million, decreased SG&A of $1.7 million, decreased litigation and legal expense of $1.2 million and decreased product research and development expense of $0.9 million offset by increased other interest expense of $0.8 million.

The Zi Technology business segment that offers the eZiText product operated at better than breakeven while maintaining a modest level of investment in future technology initiatives. Through the divestiture of MLC and Zi Services in 2002, cash utilization has improved significantly.

The effects of SARS on Asian markets in the second quarter of 2003 gave rise to a decrease in gross margin of $1.5 million, the net loss impact of which was $0.4 million through cost management and savings. Cash utilization for operations in the first and second quarters has averaged approximately $1.0 million per quarter. In order for the Company to continue its operations, the costs associated with Oztime will need to be addressed and revenues increased to levels attained prior to the onset of SARS in Asia. The disposition of Oztime is underway and the Company's debt has been repaid. The outlook for revenue growth is cautiously optimistic. The Company's capital requirements beyond its operating requirements include final payments under the AOL Time Warner ("AOL") settlement, and investment in its software development program.

The Company will be required to raise capital in order to fund these capital items.

Risks and uncertainties
 Zi Corporation is a global company and conducts business in many countries of the world across several continents, including North America, Asia and Europe. The Company's business is subject to risks arising out of the policies of foreign governments, imposition of special taxes or similar charges by government bodies and foreign exchange fluctuations and controls.

The Company tries to minimize these risks, but there can be no assurance that they can be mitigated, or that they will not have a materially adverse effect on the business.

As discussed in note 2, "Going Concern Basis of Presentation" to the Company's June 30, 2003 interim consolidated financial statements, continued operations are dependent on the Company being able to pay remaining scheduled installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to continue as a going concern.

Consolidated Balance Sheets

	June 30, 2003	December 31, 2002	June 30, 2002
	(unaudited)	(audited)	(unaudited)
Assets
Current assets
Cash and cash equivalents	$2,100,196	$5,342,771	$14,696,467
Accounts receivable	3,486,698	4,480,800	3,146,737
Work-in-progress and inventory	86,684	153,975	300,981
Prepayments and deposits	875,767	1,110,492	1,534,689
	6,549,345	11,088,038	19,678,874

Notes receivable	2,695,000	3,155,200	-
Capital assets - net (note 5)	1,739,589	2,033,738	4,954,999
Intangible assets - net (note 6)	1,226,590	1,986,937	13,683,924
Investment in significantly influenced company (note 7)	-	-	-
	$12,210,524	$18,263,913	$38,317,797

Liabilities and shareholders' equity
Current liabilities
Accounts payable and accrued liabilities	$4,914,036	$6,706,687	$3,624,210
Deferred revenue	1,123,035	798,268	703,643
Note payable (note 8)	-	5,206,080	844,641
Current portion of capital lease obligations	74,794	158,952	196,117
	6,111,865	12,869,987	5,368,611

Capital lease obligations	15,065	32,977	86,673
	6,126,930	12,902,964	5,455,284

Contingent liabilities and going concern (notes 10 & 2)

Shareholders' equity
Share capital (note 9)	100,277,865	96,502,449	96,588,274
Contributed surplus (note 9)	974,454	240,573	-
Deficit	(95,168,725)	(91,382,073)	(63,725,761)
	6,083,594	5,360,949	32,862,513
	$12,210,524	$18,263,913	$38,317,797

See accompanying notes to consolidated financial statements.

Consolidated Statements of Loss and Deficit

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2003	2002	2003	2002
Revenue
License and implementation fees	$2,269,335	$2,038,515	$5,905,613	$3,888,805
Other product revenue	127,037	1,155,853	266,017	1,455,535
	2,396,372	3,194,368	6,171,630	5,344,340

Cost of sales
License and implementation fees	188,983	67,052	280,990	120,709
Other	6,260	505,741	26,754	584,463
	195,243	572,793	307,744	705,172

Gross margin	2,201,129	2,621,575	5,863,886	4,639,168

Operating expenses

Selling general and administrative	(2,735,325)	(4,053,719)	(5,938,733)	(7,663,079)
Litigation and legal (note 10)	(257,587)	(1,202,323)	(413,635)	(1,628,778)
Product research and development	(596,919)	(1,131,750)	(1,413,518)	(2,350,079)
Depreciation and amortization	(502,798)	(802,952)	(1,138,485)	(2,050,891)
Foreign exchange gain	22,713	178,261	53,555	175,639
Operating loss before undernoted	(1,868,787)	(4,390,908)	(2,986,930)	(8,878,020)
Interest on long term debt	(4,117)	(3,668)	(9,959)	(37,896)
Other interest	(255,510)	(5,347)	(814,766)	(6,665)
Interest income and other income	10,853	113,349	25,003	175,563
Equity interest in loss of significantly influenced company (note 7)	-	-	-	-
Loss from continuing operations before income taxes	(2,117,561)	(4,286,574)	(3,786,652)	(8,747,018)
Income taxes	-	-	-	-
Loss from continuing operations	(2,117,561)	(4,286,574)	(3,786,652)	(8,747,018)

Discontinued operations (note 4)
Loss from discontinued operations	-	(2,774,287)	-	(3,983,770)
Net loss	(2,117,561)	(7,060,861)	(3,786,652)	(12,730,788)
Deficit, beginning of period	(93,051,164)	(56,664,900)	(91,382,073)	(50,994,973)
Deficit, end of period	$(95,168,725)	$(63,725,761)	$(95,168,725)	$(63,725,761)

Basic and diluted loss from continuing operations per share	$(0.06)	$(0.11)	$(0.10)	$(0.23)
Loss from discontinued operations per share	-	(0.07)	-	(0.11)
Basic and diluted loss per share	$(0.06)	$(0.19)	$(0.10)	$(0.34)
Weighted average common shares	38,197,409	37,742,177	38,089,761	37,662,167
Common shares outstanding, end of period	39,281,821	37,893,350	39,281,821	37,893,350

See accompanying notes to consolidated financial statements.

Consolidated Statements of Cash Flows

	Three Months Ended June 30,		Six Months Ended June 30,
(unaudited)	2003	2002	2003	2002
Operating activities:
Net loss from continuing operations	(2,117,561)	$(4,286,574)	$(3,786,652)	$(8,747,018)
Items not affecting cash:
Loss on dispositions of capital assets	(1,460)	(33,886)	1,922	44,419
Depreciation and amortization	502,798	802,952	1,138,485	2,050,891
Non-cash compensation expense	659,732	-	733,881	-
Non-cash interest expense	60,930	-	60,930	-
Funds applied to operations	(895,561)	(3,517,508)	(1,851,434)	(6,651,708)
Decrease (increase) in non-cash working capital	(189,468)	1,039,821	(171,766)	(463,297)
Cash flow applied to operations	(1,085,029)	(2,477,687)	(2,023,200)	(7,115,005)

Financing activities:
Proceeds from issuance of common shares	3,344,486	706,401	3,714,486	926,771
Repayment of note payable	(4,799,706)	(22,716)	(5,206,080)	(30,663)
Payment of capital lease obligations	(51,897)	(30,781)	(102,070)	(52,219)
	(1,507,117)	652,904	(1,593,664)	843,889
Investing activities:
Short-term investments	-	10,815,017	-	8,577,503
Purchase of capital assets	(20,958)	(718,704)	(28,378)	(785,351)
Proceeds from capital asset dispositions	-	22,158	3,594	22,158
Software development costs	(41,139)	(269,000)	(61,127)	(623,932)
Note receivable	240,600	-	460,200	-
Acquisition of subsidiaries net of bank indebtedness	-	-	-	(1,884,433)
	178,503	9,849,474	374,289	5,305,945

Discontinued operations	-	(2,373,873)	-	(3,429,326)

Net cash inflow (outflow)	(2,413,643)	5,650,818	(3,242,575)	(4,394,497)
Cash and cash equivalents, beginning of period	4,513,839	9,045,649	5,342,771	19,090,964
Cash and cash equivalents, end of period	2,100,196	$14,696,467	$2,100,196	$14,696,467

Non cash financing activity
Patent acquired through share issuance	$-	$790,000	$-	$790,000
Equipment acquired under capital lease	$-	$17,669	$-	$34,200

Components of cash and cash equivalents
Cash	2,100,196	$3,617,797	$2,100,196	$3,617,797
Cash equivalents	-	$11,078,670	$-	$11,078,670

Supplemental cash flow information
Cash paid for interest	195,697	$9,015	$824,725	$44,56

See accompanying notes to consolidated financial statements.

Notes to the Consolidated Financial Statements

For the periods ended June 30, 2003 and 2002

1.    NATURE OF OPERATIONS

Zi Corporation is incorporated under the Business Corporations Act of Alberta. Zi develops software designed to enhance the usability of mobile and consumer electronic devices. Through its e-Learning business unit which includes Oztime, English Practice and an equity interest in Magic Lantern Group, Inc., the Company is also involved in e-Learning technology, content and customer service as well as educational content and distribution channels to offer learning management systems, interactive online courses and network education solutions to meet diverse client requirements. Through the Company's discontinued Zi Services business unit, Zi provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design to the telecommunications industry.

2.    GOING CONCERN BASIS OF PRESENTATION

These consolidated financial statements are prepared on a going concern basis, which assumes that the Company will be able to realize its assets at the amounts recorded and discharge its liabilities in the normal course of business in the foreseeable future. The Company has incurred operating losses over the past three years. On December 6, 2002, the Company settled a judgement in favour of Tegic Communications Inc., a division of AOL Online, Inc., as discussed in note 10. Under the terms of the settlement agreement, the Company, among other things, is obliged to pay a further US$1.25 million comprised of two instalments between September 2003 and January 2004.

Continuing operations are dependent on the Company being able to pay the remaining installment payments due under the settlement agreement with AOL and increase revenue and achieve profitability. These financial statements do not include any adjustments to the amounts and classifications of assets and liabilities that may be necessary should the Company be unable to pay the remaining installment payments due under the terms of the settlement agreement with AOL, raise additional capital, increase revenue and continue as a going concern.

3.    SIGNIFICANT ACCOUNTING POLICIES

The accompanying consolidated financial statements are prepared by management using the historical cost basis in accordance with Canadian generally accepted accounting principles, applied on a basis consistent with the most recent annual consolidated financial statements. These statements include all adjustments necessary to present fairly the results for the interim periods. Certain information and footnote disclosure normally included in the consolidated financial statements have been condensed or omitted. The Company's significant accounting policies are described in the most recent annual consolidated financial statements. These interim financial statements should be read in conjunction with those consolidated financial statements.

4.    DISCONTINUED OPERATIONS

In 2002, the Board of Directors of the Company approved the adoption of a plan to dispose of its Zi Services business unit, the telecom engineering division of the Company operated by TTC, which provided specialized product development and customized solutions in Bluetooth, VoIP and man-machine interface design. Accordingly, the results of operations of these businesses, including the estimated costs of selling and closing, were accounted for on a discontinued basis as at June 30, 2002. As at December 31, 2002, the Company had sold the remaining assets of this business segment and no longer carries on any related business activities.
	Three Months Ended June 30,		Six Months Ended June 30,
	2003	2002	2003	2002
Revenue	$-	$159	$-	$162,124
Operating loss	$-	$2,774,287	$-	$3,983,770
	Six Months Ended June 30,
	2003	2002
Current assets	$-	$1,978,018
Current liabilities	-	(324,190)
Net working capital	$-	$1,653,828
Capital assets	$-	$1,087,558
Intangible assets	$-	$4,051,863

5.    CAPITAL ASSETS
	Cost	Accumulated amortization	Net book value
June 30, 2003
Computer and office equipment	$3,864,929	$2,362,049	$1,502,880
Leasehold improvements	806,338	569,629	236,709
	$4,671,267	$2,931,678	$1,739,589
December 31, 2002
Computer and office equipment	$3,860,840	$2,108,722	$1,752,118
Leasehold improvements	806,338	524,718	281,620
	$4,667,178	$2,633,440	$2,033,738
June 30, 2002
Computer and office equipment	$6,690,147	$2,373,624	$4,316,523
Leasehold improvements	1,094,802	456,326	638,476
	$7,784,949	$2,829,950	$4,954,999

6.    INTANGIBLE ASSETS

	Cost	Accumulated amortization	Net book value
June 30, 2003
Patent	$835,109	$404,947	$430,162
Software development costs	11,160,212	10,372,247	787,965
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	67,182	8,463
Deferred start-up costs	306,143	306,143	-
	$17,171,065	$15,944,475	$1,226,590
December 31, 2002
Patent	$835,109	$372,776	$462,333
Software development costs	16,411,513	14,907,979	1,503,534
Goodwill and human capital	4,793,956	4,793,956	-
Acquired software licenses	75,645	54,575	21,070
Deferred start-up costs	306,143	306,143	-
	$22,422,366	$20,435,429	$1,986,937
June 30, 2002
Patent	$835,109	$248,394	$586,715
Software development costs	17,198,868	8,263,268	8,935,600
Goodwill and human capital	4,793,956	2,063,908	2,730,048
Acquired software licenses	75,645	41,968	33,677
Deferred start-up costs	306,143	154,092	152,051
Distribution agreements	1,300,000	54,167	1,245,833
	$24,509,721	$10,825,797	$13,683,924

7.    EQUITY INTEREST IN SIGNIFICANTLY INFLUENCED COMPANY

The Company holds a 45 percent interest in Magic Lantern received upon the disposition of MLC on November 7, 2002. The Company's proportionate share of the loss from Magic Lantern's operations for the six-month period ended June 30, 2003 has not been recognized as the carrying value of the investment in Magic Lantern is nil.

8.    NOTE PAYABLE

On December 5, 2002, the Company borrowed US$3,300,000 (before fees and expenses) through the issuance of a note payable. The note payable, with interest at 12 percent per annum payable monthly, was due March 5, 2003, extended to April 30, 2003 and subsequently to May 7, 2003, at which time it was settled in full. The lender was issued 100,000 share purchase warrants upon funding which are exercisable at one common share to one share purchase warrant for a price of $3.62 per share (see note 9). A commitment fee of US$300,000 was paid upon funding and has been deferred and has been amortized over the term of the note. The first extension terms included a four percent extension fee of US$130,800 paid upon funding and has been deferred and has been amortized over the term of the note. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

On May 7, 2003, the Company entered into a new secured short-term credit facility in the amount of US$1.94 million, which was settled in full June 20, 2003. The note included interest payable at 12 percent per annum. The terms of the note payable provided for a bonus payment of US$45,000, paid in the equivalent of common shares of the Company, paid at 30 days from the date of the agreement as the loan balance remained unpaid as of that date. The note was secured through a general security agreement, a limited recourse guarantee by a private company owned by an officer, who is also a director of the Company and a share pledge agreement by the Company which pledges and grants a first security interest in 29,750,000 shares of Magic Lantern, held by the Company.

9.    SHARE CAPITAL

Common share warrants

During the three month period ended June 30, 2003, the Company completed a private placement of 1,000,000 units each priced at $2 for net proceeds of $1,981,110. Each unit consists of one share of the Company's stock and one-half of a stock purchase warrant. Each whole stock purchase warrant is exercisable into one share of the Company's stock on or before May 31, 2006 at an exercise price of US$2.25 per share. Under the terms of the private placement, the units sold in the private placement are subject to statutory restrictions on resale, including hold periods.

During the three and six month periods ended June 30, 2003, 115,833 and 218,833 stock options were exercised for proceeds of $322,482 and $692,482, respectively. During the three and six month periods ended June 30, 2003, 1,215,000 and 1,425,000 stock options were granted by the Company, respectively and as at June 30, 2003, the Company has a total of 5,546,677 outstanding options, which expire over a period of one to five years.

During the three month period ended June 30, 2003, 162,532 restricted stock units were granted by the Company. During the three month period ended June 30, 2003, 30,055 restricted stock units were exercised through the issuance of 30,055 shares for proceeds of nil. The restricted stock units vested upon granting and expire in five years from the date of grant. The Company has recorded in the three month period ended June 30, 2003, as part of selling, general and administration expense, $659,732, calculated by using the Black-Scholes option pricing model.

During the three month period ended June 30, 2003, the Company issued 100,000 shares through the exercise of 100,000 share purchase warrants of the Company at a price of $3.62 per share (see note 8). The Company has recorded in the three and six month periods ended June 30, 2003, as part of other interest expense, a charge of $nil and $74,149, respectively, calculated by using the Black-Scholes option pricing model.

Under the fair value method, the pro forma effect on the Company's net loss and net loss per share is as follows:
	Three Months Ended June 30,		Six Months Ended June 30,
Compensation Costs	2003	2002	2003	2002
Net loss:	$(2,117,561)	$(7,060,861)	$(3,786,652)	$(12,730,788)
Add: Stock option expense	(1,288,095)	(136,180)	(1,593,807)	(450,057)
Net loss, pro forma	$(3,405,656)	$(7,197,041)	$(5,380,459)	$(13,180,845)

Basic net loss per share	$(0.06)	$(0.19)	$(0.10)	$(0.34)
Add: Stock option expense	(0.03)	(0.00)	(0.04)	(0.01)
Basic net loss per share, pro forma	$(0.09)	$(0.19)	$(0.14)	$(0.35)

The fair value of each option is estimated on the date of grant using the Black-Scholes option pricing model, using the following assumptions: volatility, as of the date of the grant, computed using the prior one to three year weekly average prices of the Company's common shares, which ranged from 63 percent to 97 percent; expected dividend yield - nil; expected life - three years; risk-free rate of return as of the grant date - 3.53 percent to 6.75 percent, based on Government of Canada bond yields.

10.    CONTINGENT LIABILITIES

The US$9 million damages judgement awarded to Tegic was settled pursuant to a written settlement agreement with AOL dated December 6, 2002 and a consent judgement (the "Consent Judgement") dated December 20, 2002. Settlement costs were included as part of legal and litigation costs as at December 31, 2002, including US$1.25 million (the "Outstanding Balance"), which remains to be paid in scheduled instalment payments in September 2003 and on January 2, 2004. In the event that any of the scheduled Outstanding Balance payments are not paid as required under the terms of the settlement agreement, then the amount of US$9 million less all payments made to AOL to the date of such payment default becomes immediately due and payable by the Company to AOL (the "Default Payment Amount"). In the event of any Outstanding Balance payment default, the Default Payment Amount would range between US$4.5 million to US$5.75 million depending upon the date of such payment default. Security agreements entered into by the Company with AOL to secure payment of the Default Payment Amount become enforceable in the event of any Outstanding Balance payment default. When the Outstanding Balance is paid to AOL in full on or before the scheduled payment dates, the security agreements entered into by the Company with AOL are terminated and the Company is fully released from any obligation to pay the Default Payment Amount to AOL.

The Default Payment Amount also becomes due and payable by the Company to AOL if, prior to the payment in full of the Outstanding Balance to AOL, any of the following circumstances occurs and are not cured within ten days of occurrence:
a.	the Company advances any claims against AOL or its affiliates in respect of patent infringement before July 6, 2003;
b.	the Company or any other person commences any action to avoid any payments made by the Company to AOL including any of the remaining scheduled installment payments;
c.	the Company violates the terms of the Consent Judgement; or
d.	the Company breaches any of the terms of the settlement agreement.

11.    SEGMENTED INFORMATION

The Company's primary operations are located in North America. The Company operates four reportable geographic segments through three reportable business units:

	Revenue
	License and implementation fees	Software and other	Total	Operating profit (loss)
Three months ended June 30, 2003
Zi Technology	$2,269,335	$5,921	$2,275,256	$(150,842)
e-Learning	-	121,116	121,116	(415,795)
Other	-	-	-	(1,302,150)
Total	$2,269,335	$127,037	$2,396,372	$(1,868,787)
Three months ended June 30, 2002
Zi Technology	$2,038,515	$-	$2,038,515	$239,230
e-Learning	-	1,155,853	1,155,853	(1,584,012)
Other	-	-	-	(3,046,126)
Total	$2,038,515	$1,155,853	$3,194,368	$(4,390,908)
Six months ended June 30, 2003
Zi Technology	$5,905,613	$5,921	$5,911,534	$216,465
e-Learning	-	260,096	260,096	(836,821)
Other	-	-	-	(2,366,574)
Total	$5,905,613	$266,017	$6,171,630	$(2,986,930)
Six months ended June 30, 2002
Zi Technology	$3,888,805	$-	$3,888,805	$(1,406,884)
e-Learning	-	1,407,717	1,407,717	(3,163,384)
Other	-	47,818	47,818	(4,307,752)
Total	$3,888,805	$1,455,535	$5,344,340	$(8,878,020)

Identifiable assets	June 30, 2003	June 30, 2002
Zi Technology	$5,618,912	$6,558,034
e-Learning	1,618,901	10,434,336
Zi Services (note 4)	-	7,134,954
Other	4,972,711	14,190,473
Total	$12,210,524	$38,317,797

The investment in significantly influenced subsidiary and its associated loss have been included as part of the e-Learning business unit and as part of the Canadian geographic segment. Other includes unallocated segment expenses such as legal fees, public company costs, and head office costs.

	Revenue
	License and implementation fees	Software and other	Total	Operating profit (loss)
Three months ended June 30, 2003
Canada	$722,531	$5,599	$728,130	$(1,683,308)
China	780,289	121,438	901,727	(378,171)
USA	766,515	-	766,515	243,554
Other	-	-	-	(50,862)
Total	$2,269,335	$127,037	$2,396,372	$(1,868,787)
Three months ended June 30, 2002
Canada	$893,171	$1,022,164	$1,915,335	$(2,347,188)
China	349,856	133,689	483,545	(1,982,681)
USA	795,488	-	795,488	69,026
Other	-	-	-	(130,065)
Total	$2,038,515	$1,155,853	$3,194,368	$(4,390,908)
Six months ended June 30, 2003
Canada	$1,861,208	$12,038	$1,873,246	$(2,886,610)
China	1,822,177	253,979	2,076,156	(738,605)
USA	2,222,228	-	2,222,228	728,063
Other	-	-	-	(89,778)
Total	$5,905,613	$266,017	$6,171,630	$(2,986,930)
Six months ended June 30, 2002
Canada	$1,754,234	$1,210,675	$2,964,909	$(4,953,210)
China	849,511	244,860	1,094,371	(3,105,006)
USA	1,285,060	-	1,285,060	(222,214)
Other	-	-	-	(597,590)
Total	$3,888,805	$1,455,535	$5,344,340	$(8,878,020)

Identifiable assets	June 30, 2003	June 30, 2002
Canada	$9,433,693	$23,598,779
China	1,358,969	13,109,495
USA	1,187,245	1,052,453
Other	230,617	557,070
Total	$12,210,524	$38,317,797

12.    COMPARATIVE FIGURES

Certain comparative figures have been reclassified to conform to the presentation adopted in the current year.

Directors	Senior Management Team	Additional Information is
available on the Company's
Derrick R. Armstrong Director	Michael E. Lobsinger Chairman and Chief Executive Officer	Website or by contacting: Investor Relations

Howard R. Balloch Director	Mike Donnell President and Chief Operating Officer	T 403.233.8875 F 403.233.8878 E investor@zicorp.com W www.zicorp.com

Donald Hyde Director	Dale Kearns Chief Financial Officer

Michael E. Lobsinger Chairman of the Board	Todd Simpson Chief Technology Officer	Banker HSBC Bank Canada

Rod M. Love Director		Legal Counsel Borden Ladner Gervais LLP Barristers and Solicitors

Thompson MacDonald Director		Auditor Deloitte & Touche LLP

Michael Mackenzie Director		Stock Exchange Listing NASDAQ:ZICA Toronto Stock Exchange: ZIC

2100, 840 - 7 Avenue SW
Calgary, Alberta Canada T2P 3G2

P (403) 233-8875 F (403) 233-8878 W www.zicorp.com